UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-48746
CUSIP Number: 16942T 10 3

(Check One):☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K
☐ Form 10-QSB ☐ Form N-SAR

For Period Ended: July 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
China Nuvo Solar Energy, Inc. Full Name of Registrant
Interactive Games, Inc. Former Name if Applicable
319 Clematis Street - Suite 703 Address of Principal Executive Office (Street and Number)
Palm Beach Gardens, Florida 33401 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

China Nuvo Solar Energy, Inc., a Nevada Corporation, hereby requests an extension until November 13, 2007, for the filing of its Annual Report on Form 10-KSB for the year ended July 31, 2007. This additional time is necessary for the Registrant to complete preparation of the required audited financial statements as the Company completed a share exchange just prior to year end and appointed a new independent auditor subsequent to that share exchange. The Registrant plans to file the Form 10-KSB as soon as reasonably practicable.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas B. Olson (Name)	(303) (Area Code)	796-8940 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE COMPANY'S RESULTS OF OPERATIONS WILL BE SIGNIFICANTLY DIFFERENT FROM THE PRIOR PERIOD AS A RESULT OF THE SHARE EXCHANGE TRANSACTION ON JULY 25, 2007 THROUGH WHICH THE COMPANY ACQUIRED NUVO SOLAR ENERGY, INC.  NUVO SOLAR ENERY WAS THE ACCOUNTING ACQUIRER IN THE SHARE EXCHANGE AND AS A RESULT THE FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2007 AND 2006 WILL BE THOSE OF NUVO SOLAR ENERGY.  IN ADDITION, THE COMPANY CHANGED ITS FISCAL YEAR END FROM DECEMBER 31 TO JULY 31 CONCURRENTLY WITH THE EXCHANGE TRANSACTION.   THE COMPANY IS UNABLE TO PROVIDE AN ACCURATE QUANTITATIVE ESTIMATE OF THE RESULTS OF OPERATIONS FOR THE YEAR ENDED JULY 31, 2007, AS OF THE FILING OF THIS REPORT AS IT IS STILL WORKING TO COMPLETE THE REQUIRED FINANCIAL STATEMENTS.

Interactive Games, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2007	By: /s/ Thomas B. Olson Thomas B. Olson, Vice President & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).